1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

September 29, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
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QUATERRA SIGNS OPTION AGREEMENT WITH COPPER RIDGE EXPLORATION
FOR DUKE ISLAND CU-NI-PGE PROJECT IN ALASKA

VANCOUVER, B.C. – Quaterra Resources Inc. today announced that it has signed an option agreement with Copper Ridge Exploration Inc. (TSX-V: KRX) (“Copper Ridge”) whereby Copper Ridge can earn up to a 65% interest, in stages, in the Duke Island copper-nickel-platinum-palladium property in southeast Alaska.

The Duke Island Property was located by Quaterra in 2001. Between 2001 and 2006 Quaterra completed geological mapping, soil and rock sampling, ground and airborne geophysical surveys and 1,820 meters of core drilling in 11 holes. Mineralization includes copper, nickel and PGE enriched sulphide mineralization within an Alaska-type zoned ultramafic intrusion in Alaska’s Alexander Platinum Belt. The occurrence is unique in the high percentage of disseminated and net-textured to massive sulfide mineralization within certain phases of the ultramafic intrusions. Geochemical, geological, and geophysical data suggest the sulfide system extends for over 14.5 kilometer along strike, up to 3.8 kilometer across strike and remains open to expansion. Multiple airborne magnetic and electromagnetic surveys reveal numerous strong conductive EM highs. To date, eleven sulfide showings have been discovered, six of which have received limited exploration.

Outcrop samples have returned from less than 10 ppm Cu to 2.8% Cu, from less than 10 ppm Ni to 0.25% Ni and from less than 5 ppb to over 1 ppm PGE from the South Rim of the Marquis prospect. An IP survey conducted over the discovery outcrop outlines a high conductivity zone of massive sulfide surrounded by a disseminated sulfide zone. Nine of eleven core holes drilled on the IP anomaly at the South Rim of the Marquis prospect intercepted from 6 to 90 meters of semi-massive to massive sulfide containing highly anomalous values for Cu (10 to 12,500 ppm), Ni (27 to 4,694 ppm), Pt (<5 to 680 ppb), and Pd (<5 to 548 ppb) and established a north dip to the upper contact of sulfide mineralization. Modeling of EM and Natural Source Audio-frequency Magnetotellurics (NSAMT) survey results defines an eastern plunge and a wine-glass shaped conduit below the covered conductive anomaly at the Marquis prospect, reminiscent of other high grade magmatic sulfide deposits. The historical drilling focused on the western periphery and shallower southern portions of the main Marquis zone. Copper Ridge believes that potential exists for a significant Cu-Ni-PGE discovery focusing on the deeper core or feeder pipe area of the Marquis Zone, as defined by

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the NSAMT survey, and by the strongest of the EM anomalies, particularly towards the north rim of the Marquis prospect, which have not yet been drill tested.

Copper Ridge proposes to immediately carry out a surface mapping and sampling program over the core of the main Marquis prospect and to extend the NSAMT survey over the relatively unexplored Monte prospect to the south. This work will be followed by a 1,500 meter drill test of the highest priority drill targets to be carried out during the 2010 field season.

The Agreement provides that Copper Ridge can earn up to a 51% interest in the Duke Island Property by issuing one million pre-consolidation shares and spending $3 million on exploration by December 31, 2012. The amount of $750,000 of the $3,000,000 is a firm commitment to be spent by December 31, 2010. The firm commitment of $600,000 will be allocated to drilling expenses to target the intrusive to a depth of up to 2,000 feet. Copper Ridge may increase its interest in the Duke Island Property to 65% by spending an additional $2 million on exploration by December 31, 2013. The Agreement is subject to regulatory approval.

Mr. Curt Freeman, M.Sc. P.Geo., Copper Ridge’s Alaska Consultant, is the Qualified Person for the Duke Island Property and is responsible for the technical content of this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

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